FOR IMMEDIATE RELEASE
Exhibit 1
October 26, 2006
Contact Information:
NIS GROUP CO., LTD.
Akihiro Nojiri
Executive Director & Executive Officer
Tel: (TOKYO) +81-3-3348-2424
E-mail: Info-ir@nisgroup.co.jp
URL: http://www.nisgroup.jp/english
Notice Regarding Posting of NIS Group’s Annual Report on Form 20-F to its Website
NIS GROUP CO., LTD. (“NIS Group”) has filed with the Securities and Exchange Commission its annual report on Form 20-F for the fiscal year ended March 31, 2006. NIS Group’s website address (in the English language), from which the annual report on Form 20-F can be accessed, is http://www.nisgroup.jp/english/page399.cfm. NIS Group’s shareholders (including holders of its American Depositary Shares) may receive hard copies of its annual report, which contains NIS Group’s most recent audited consolidated financial statements, free of charge upon request. Such request should be made at https://www.nisgroup.jp/english/service/request.cfm.